

DIVISION OF
CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

September 10, 2014

<u>Via E-mail</u>
Marcel Verbaas
President and Chief Executive Officer
Xenia Hotels & Resorts, Inc.
200 S. Orange Avenue, Suite 1200
Orlando, FL 32801

> **Re: Xenia Hotels & Resorts, Inc.**
> **Form 10-12B**
> **Filed August 11, 2014**
> **File No. 001-36596**

Dear Mr. Verbaas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please update the financial statements, pro formas, and other financial information presented within your filing.

2.   Please note that the Form 10 goes effective by lapse of time 30 days after the receipt by the Commission of a certification by the national securities exchange that the security has been approved by the exchange for listing and registration, pursuant to Section 12(d) of the Securities Exchange Act of 1934. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, even if we have not cleared our comments. In this regard, we note that on pages 22 and 73 in the information statement, as a condition to completion of the spin-off, you state that the SEC shall have "declared effective" the registration statement on Form 10. Please revise your filing and confirm your understanding that the registration statement will be deemed effective by lapse of time 30 days after receipt of the exchange

certification. Please note, however, that we will continue to review your filing on Form 10 until all of our comments have been addressed.

3.   We note your statement that no vote of Inland American's stockholders is required in connection with the distribution. Please provide us a legal analysis regarding the basis for this statement.

4.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement, including, but not limited to, market research data prepared by Smith Travel Research, PKF Hospitality Research, LLC, and Lodging Econometrics, Inc. Please note that the requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process. Please also highlight the specific portions that you are relying upon so that we can reference them easily. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Exhibit 99.1

Information Statement Cover Page

5.   Please clarify here that the distribution is a taxable event.

Certain Defined Terms, page iii

6.   With respect to the RevPAR Penetration Index, please revise to clarify whether your management selects each hotel's competitive set and how the competitive set is selected.

Summary, page 1

7.   We note your disclosure throughout the information statement that you invest in premium full service, lifestyle, and urban upscale hotels. Please revise to briefly explain what you mean by these terms.

8.   Please revise to balance the disclosure in your summary section to include a brief description of the most significant risks associated with owning shares of Xenia common stock.

9.   We note your disclosure on page 3 regarding examples of how you have recently executed your strategy. Please revise to briefly explain how the acquisitions listed here exemplify your executed strategy.

10.   We note your disclosure on page 3 that the Suburban Select Service Portfolio is currently being marketed for sale by Inland American. Please revise, here or elsewhere as appropriate, to explain how hotels were selected for your portfolio. In addition, please clarify why the Suburban Select Service Portfolio is being sold and will not be owned by Xenia subsequent to the reorganization transactions and distribution.

Reasons for the Separation, page 3

11.   We note your statement that, in the event the separation does not result in the listed benefits, the costs associated with the separation could have a material adverse effect on each company. Please revise the summary to briefly describe and quantify these costs.

Our Competitive Strengths, page 6

12.   We note your references to nominal RevPAR and RevPAR premium on page 6. Please define these terms. Please also revise to clarify whether the "national average" RevPAR calculation includes hotels outside of your chain scales. In addition, please clarify the breakdown of your hotels in terms of luxury, upper upscale and upscale as part of this discussion.

13.   We note that you have invested $188 million in capital expenditures from 2008 to 2013. Please revise to provide a breakdown of such capital expenditures for each year similar to your disclosure regarding acquisitions on page 8. In addition, please confirm that your commitments to fund capital expenditures for next year are covered by reserves or revise accordingly.

14.   We note your disclosure on page 6 regarding your diversified portfolio with a national footprint and the map on page 7. We further note the disclosure on page 36 that approximately 43% of rooms in your system were located in Texas and California. Please revise to balance the disclosure in the summary or advise.

Business and Growth Strategies, page 9

15.   We note your references to "aggressive asset management" in this section. Please balance this disclosure with a brief discussion of the limitations on your ability to participate in operating decisions under the terms of your hotel management agreements, and to provide examples of your intended "aggressive asset management" actions, per your disclosure on page 34 and 140.

Our Tax Status, page 15

16.   Please include a reference to the risk factors on page 53, explaining that Inland

American has identified potential failures in satisfying certain REIT qualification requirements, and the risks that this situation poses to your REIT status. Additionally, please tell us whether the IRS reaching a conclusion on the closing agreements is a condition to the distribution.

Distribution Policy

17.   Please revise to clarify throughout that distributions are not assured.

We may be unable to satisfy our debt obligations upon a change of control, page 50

18.   We note your disclosure that a change of control may trigger certain penalties and fees under your debt obligations. Please clarify whether the spin-off transaction will amount to a change in control that would trigger any such penalties and fees.

Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation . . ., page 52

19.   We note your disclosure that you expect to receive an opinion from counsel that you will be organized in conformity with the requirements for qualification and taxation as a REIT for the year ending December 31, 2014. Please tell us whether you anticipate being in a position to receive such an opinion before this filing becomes effective, and if so, if you intend to file the opinion as an exhibit.

Results of Operations, page 100

Comparison of the three months ended March 31, 2014 and 2013, page 100

20.   We note that the operating statistics on page 100 for the Xenia Portfolio as of March 31, 2014, do not appear to be the same as the operating statistics for the Xenia Portfolio as of March 31, 2014, as disclosed on pages 2 and 136-37. We also note that the operating statistics on page 106 for the years ended December 31, 2013, 2012, and 2011, do not appear to be the same as the operating statistics for the Xenia Portfolio as of the same periods, as disclosed on pages 2 and 136-37. Please reconcile these disclosures or explain to us why they are different.

Borrowings, page 120

21.   We note that the table on page 120 does not include your allocated portion of Inland America's senior unsecured credit facility. Please clarify here, if true, that you will not have any outstanding debt with regards to this facility as of the distribution date, per your disclosure on page 170.

22.   Please revise here to disclose the material financial covenants for each of your

outstanding mortgage loans. Please also discuss your current compliance with such covenants.

Our Hotels, page 139

23.   We note your disclosure throughout the information statement that you intend to acquire hotels in Top 25 Markets. If any of your hotels are not located in the Top 25 Markets, please disclose this fact here. Similarly, if any of your hotels are not consistent with your investment strategy in any other manner, please disclose such differences here.

24.   We note your inclusion of the two hotels under development in the table on page 140. Please provide more disclosure regarding the status of these hotels, including costs incurred to date, material terms of the mortgage loans, and the identity of the partners in your joint ventures. Further, in light of your disclosure that you seek properties unencumbered by debt that will not require joint venture ownership, please also describe what factors you considered when acquiring these hotels.

Project Management, page 140

25.   We note your disclosure on page 131 and elsewhere that you have invested approximately $188 million since 2008 in capital expenditures to competitively position your portfolio. Please revise this section to provide more details about the specific renovation projects that you have completed, including the locations and types of renovations undertaken. Please also disclose whether you are currently renovating, or have plans to renovate any of your hotels in the near future.

Management, page 150

26.   Please clarify the dates during which Mr. Verbaas served as President and CEO of Inland American Lodging Advisor, Inc.

Employment Agreements, page 157

27.   Please clarify whether your Compensation Committee will review and either adopt or revise the existing employment agreements entered into on July 1, 2014.

28.   We note your disclosure on page 158 regarding the valuation of notional units of the Company. Please revise to disclose how you determined this valuation.

Unaudited Pro Forma Combined Consolidated Financial Statements

29.   Please disclose the total estimated one-time costs of the transaction and confirm that such

Marcel Verbaas
Xenia Hotels & Resorts, Inc.
September 10, 2014
Page 6

costs will not be included within the pro forma statements of operations. In your
response, please address whether any such costs are included within your historical
amounts.

Wah Kalakaua Owner, L.P. Financial Statements

General

30.   Please provide to us your significance tests and your basis for only presented one full
        year of audited financial information. In addition, please tell us why you believe that it is
        appropriate to not present interim financial information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody,
Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the
financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202)
551-3466 or me at (202) 551-3401 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Special Counsel

cc: Cathy A. Birkeland, Esq.